Filed by ChipMOS Technologies Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Bermuda Ltd

(Commission File No.: 000-31106)

L E G A L N O T I C E

IN THE MATTER OF SECTIONS 104-109 OF

THE COMPANIES ACT 1981 OF BERMUDA (ACT)

AND IN THE MATTER OF THE MERGER OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

WITH AND INTO

CHIPMOS TECHNOLOGIES INC.

NOTICE IS HEREBY GIVEN pursuant to the provisions of sections

104-109 of the Act, that ChipMOS TECHNOLOGIES (Bermuda)

LTD., a Bermuda exempted company, intends to merge with and into

ChipMOS TECHNOLOGIES Inc., a company incorporated under the

laws of the Republic of China. ChipMOS TECHNOLOGIES Inc. shall be the surviving company and continue as a company registered under the laws of the Republic of China.

DATE: 5 October 2016

APPLEBY (BERMUDA) LIMITED

Attorneys for the Applicant